SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F        X           Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: November 12, 2012	By:	/s/ Roni Giladi
Roni Giladi Chief Financial Officer

Sapiens Q3 2012 Revenue Increases 67% to $29.6 Million

Q3 Operating profit grows 144% to $3.3 Million

Q3 Non-GAAP Operating Profit margin expands during 2012 to 14%

REHOVOT, Israel, November 13, 2012 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces its financial results for the third quarter ended September 30, 2012.

Third Quarter Year-over-Year Financial and Business Highlights include:

•	Revenue increased 67% to $29.6 million, compared to revenue of $17.8 million in the third quarter of 2011

•	Non-GAAP operating profit increased 96% to $4.1 million, compared to $2.1 million in third quarter of 2011. Operating profit grows 144% to $3.3 million, compared to $1.4 million in the third quarter of 2011

•	Non-GAAP net income increased 86% to $4.3 million, compared to $2.3 million in the third quarter of 2011. Net income increased by 123% to $3.5 million, compared to $1.6 million in the third quarter of 2011
•	Non-GAAP operating profit margin expanded to 14.0%, compared to $11.9% for third quarter of 2011

•	Non-GAAP diluted EPS was $0.10, compared to $0.07 per diluted share for the third quarter of 2011.

•	Sapiens has signed several new customers, including MTL Insurance (US) with Sapiens ALIS and MDIS (UK) with Sapiens IDIT

•	Cash position at the end of the quarter reached $33.1 million, compared to $21.5 million at December 31, 2011

Nine months Year-over-Year Financial Highlights include:

•	Revenue increased 82% to $82.7 million, compared to revenue of $45.3 million in the same period last year
•	Non-GAAP operating profit increased 80% to $11.2 million, compared to $6.2 million in same period last year
•	Non-GAAP net income increased 76% to $11.0 million, compared to $6.2 million in the same period last year
•	Non-GAAP diluted EPS was $0.26, compared to $0.24 per diluted share for the same period last year.

Roni Al Dor, President & CEO of Sapiens International, commented, “Q3 was a strong quarter for Sapiens. We were extremely pleased with the opportunity to partner with new customers, further establishing Sapiens as a market leader. Sapiens client base is rapidly growing, and our market recognition in the global market is further enhanced, with the adoption of our Property & Casualty, Life & Annuity and Decision Management solutions. We are growing rapidly, profitably and we are expanding margins. To meet our growth plans, we are also growing our team of insurance and technology experts, globally. Sapiens continues to execute and is well positioned to accelerate profitable growth as a leading global provider of innovative software solutions and services.”

Increased 2012 Guidance

Mr. Al Dor continued, “As a result of the year-to-date progress, and our strengthening sales pipeline, we are increasing our 2012 revenue guidance. We now expect to exceed $113 million in revenue for the year.”

Non-GAAP Financial Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation expenses and certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

U.S. Dollars in thousands, except per share amounts

	For the three months ended		For the nine months ended
U.S GAAP basis	30/09/2012	30/09/2011	30/09/2012	30/09/2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	29,574	17,757	87,739	45,341
Gross profit	12,919	7,749	35,355	20,603
Operating profit	3,323	1,362	8,526	4,761
Net income	3,474	1,555	8,464	4,853
Basic earnings per share	0.09	0.05	0.21	0.20
Diluted earnings per share	0.08	0.05	0.20	0.18

Non-GAAP
Revenues	29,549	17,834	83,058	45,418
Gross profit	13,956	8,916	38,871	24,135
Operating profit	4,145	2,117	11,168	6,200
Net income	4,254	2,290	10,978	6,227
Basic earnings per share	0.11	0.08	0.28	0.25
Diluted earnings per share	0.10	0.07	0.26	0.24

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services market with focus on insurance. We serve over 100 financial services customers, backed by a team of over 800 experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

Or

James Carbonara, Regional Vice President

Hayden IR

Office: (646)-755-7412

E-mail: James@haydenir.com

SAPIENS INTERNATIONAL CORPORATION N.V.

Condensed Consolidated Statements of Operations

(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011

	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$29,574	$17,757	$82,739	$45,341

Cost of revenues	$16,655	$10,008	$47,384	$24,738

Gross Profit	12,919	7,749	35,355	20,603

Operating expenses
Research and development, net	$2,830	$1,655	$7,575	$3,906
Selling, marketing, general and administrative	$6,766	$4,732	$19,254	$11,936
Total operating expenses	$9,596	$6,387	$26,829	$15,842

Operating Income	3,323	1,362	$8,526	4,761

Financial income, net	$(239)	$(276)	$(385)	$(175)
Taxes and other expenses (income), net	$43	$41	$424	$41

Net Income	$3,519	$1,597	$8,487	$4,895

Attributetable to non-controlling interest	$45	$42	$23	$42

Net income attributable to Sapiens shareholders	$3,474	$1,555	$8,464	$4,853

Earnings per share
Basic	$0.09	$0.05	$0.21	$0.20
Diluted	$0.08	$0.05	$0.20	$0.18

Weighted average number of shares used to computation of earnings per share

Basic	40,294	29,894	39,771	24,681
Diluted	42,230	31,916	41,733	26,445

SAPIENS INTERNATIONAL CORPORATION N.V.

Reconciliation  of GAAP to Non-GAAP results

(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the year ended
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP revenues	29,574	17,757	82,739	45,341
Valuation adjustment on acquired deferred revenue and long term contract	(25)	77	319	77
Non-GAAP revenues	29,549	17,834	83,058	45,418

GAAP gross profit	12,919	7,749	35,355	20,603
Revenues adjustment	(25)	77	319	77
Amortization of capitalized software	857	952	2,566	3,317
Amortization of other intangible assets	205	138	631	138
Non-GAAP gross profit	13,956	8,916	38,871	24,135

GAAP operating income	3,323	1,362	8,526	4,761
Gross profit adjustment	1,037	1,167	3,516	3,532
Capitalization of software development	(730)	(970)	(2,645)	(3,400)
Amortization of other intangible assets	357	486	1,305	1,076
Stock-based compensation	158	72	466	231
Non-GAAP operating profit	4,145	2,117	11,168	6,200

GAAP net income attributable to Sapiens shareholders	3,474	1,555	8,464	4,853
Operating income adjustments	822	755	2,642	1,439
Non-controlling interest in amortization intangible assets	(20)		(66)
Deferred taxes related to acquisition	(22)	(20)	(62)	(65)
Non-GAAP net income attributable to Sapiens shareholders	4,254	2,290	10,978	6,227

Non-GAAP basic earnings per share	0.11	0.08	0.28	0.25

Non-GAAP diluted earnings per share	0.10	0.07	0.26	0.24

Weighted average number of shares used to computation of earnings per share
Basic	40,294	29,894	39,771	24,681

Diluted	42,230	31,916	41,733	26,445

SAPIENS INTERNATIONAL CORPORATION N.V.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	9/30/2012	12/31/2011

	(Unaudited)	(Audited)
Assets

Cash and cash equivalents	$33,110	$21,460
Restricted cash	341	456
Trade receivables, net	16,978	14,484
Other receivables and prepaid expenses	3,097	3,229
Total current assets	53,526	39,629

Property and equipment, net	2,007	1,814
Severance pay fund	9,793	10,172
Other intangible assets, net	31,979	35,138
Goodwill	65,427	66,715
Total Long-term assets	109,206	113,839

Total assets	$162,732	$153,468

Liabilities and Equity

Trade payables	$3,760	$2,559
Accrued expenses and other liabilities	18,335	19,731
Deferred revenue	10,417	9,603
Total current liabilities	32,512	31,893

Other long-term liabilities	631	614
Accrued severance pay	11,369	10,714

Total long-term liabilities	12,000	11,328

EQUITY	118,220	110,247

Total liabilities and shareholders' equity	$162,732	$153,468